UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)**: December 7, 2010**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   **Regulation FD Disclosure**

Exhibit 99.1 and Exhibit 99.2, attached hereto, are hereby incorporated by reference.

Item 9.01   **Financial Statements and Exhibits**

(d)   Exhibits

The following are furnished herewith:

Exhibit No.	Description of Exhibit
99.1	Pepco Holdings, Inc. Presentation at Wells Fargo Symposium
99.2	Pepco Holdings, Inc. Transmission Panel Presentation at Wells Fargo Symposium

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: December 7, 2010   /s/ A. J. KAMERICK

Name: Anthony J. Kamerick
Title: Senior Vice President and
          Chief Financial Officer